UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 25, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

KAR Auction Services, Inc.
ADESA Inc.

File Nos. 333-113499, 333-148847, 001-32198 and 001-34568

CF#31304

_____

KAR Auction Services, Inc. on its own behalf and on behalf of ADESA, Inc., its wholly-owned subsidiary, submitted an application under Rule 406 and Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by KAR Auction Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.24	S-1	333-113499	May 26, 2004	June 30, 2016
10.6	10-Q	1-32198	August 6, 2004	June 30, 2016
10.34	10-Q	1-32198	November 9, 2005	June 30, 2016
10.37	10-Q	1-32198	May 10, 2006	June 30, 2016
10.6	10-Q	1-32198	November 8, 2006	June 30, 2016
10.24	10-K	1-32198	February 28, 2007	June 30, 2016
10.30	10-K	1-32198	February 28, 2007	June 30, 2016
10.32	S-4	333-148847	January 25, 2008	June 30, 2016
10.35	S-4	333-148847	January 25, 2008	June 30, 2016
10.36	S-4	333-148847	January 25, 2008	June 30, 2016
10.59	10-K	333-148847	March 11, 2009	June 30, 2016
10.35	10-K	1-34568	February 25, 2010	June 30, 2016
10.20	10-Q	1-34568	August 9, 2011	June 30, 2016
10.22	10-Q	1-34568	August 9, 2011	June 30, 2016
10.20c	10-K	1-34568	February 28, 2012	June 30, 2016

File No. 333-113499, 333-148847, 001-32198 and 001-34568

KAR Auction Services, Inc.

ADESA Inc.

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.38	10-Q	1-34568	May 8, 2012	June 30, 2016
10.39	10-Q	1-34568	May 8, 2012	June 30, 2016
10.20d	10-Q	1-34568	August 7, 2012	June 30, 2016
10.21b	10-Q	1-34568	November 7, 2012	June 30, 2016
10.19c	10-Q	1-34568	May 2, 2013	June 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary